SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP 320 SOUTH CANAL STREET CHICAGO, ILLINOIS 60606-5707 TEL: (312) 407-0700 FAX: (312) 407-0411 www.skadden.com July 14, 2025

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Tara Varghese

David Manion

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Crescent Capital BDC, Inc. –

      Registration Statement on Form N-2 (File No. 333-281876)

Ms. Varghese and Mr. Manion

We are in receipt of the telephonic comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2 (the “Registration Statement”) of Crescent Capital BDC, Inc. (the “Company”) that was submitted to the SEC on June 6, 2025.

The Company has considered your comments and authorized us to make on its behalf the responses discussed below. For ease of reference, your comments are set forth below in bold font and are followed by the corresponding response.

Changes to disclosure referenced below are reflected in Pre-Effective Amendment No. 3 to the Registration Statement being filed by the Company today via EDGAR. We have included section headings where revised disclosure addressing a particular comment may be found.

Capitalized terms not otherwise defined in this response letter have the meaning given to them in the Registration Statement.

Disclosure Comments

1.

Please clarify the disclosure that the Company complies with the provisions of the 1940 Act governing capital structure on an aggregate basis with any wholly owned subsidiary by specifically stating that on an aggregate basis, the Company will treat the debt of any such subsidiary as its own for 1940 Act purposes.

The Company has added the requested disclosure.

July 14, 2025

2.	With respect to Article IX of the Company’s Articles of Incorporation:

(a)

in addition to the current disclosure regarding the exclusive forum provisions with respect to the selection of the Circuit Court for Baltimore City, Maryland as exclusive forum, please disclose in an appropriate location the risks that such provisions may limit shareholders’ ability to bring a claim in a more convenient or more favorable forum.

The Company has added the requested disclosure.

(b)

In addition to the current disclosure regarding the exclusive forum provisions with respect to the selection of the United States District Court for the District of Maryland, Baltimore Division as the exclusive forum if the Circuit Court for Baltimore City, Maryland does not have jurisdiction, please disclose in an appropriate location the risks that such provisions may limit shareholders’ ability to bring a claim in a more convenient or more favorable forum.

The Company has added the requested disclosure.

3.	Please ensure that the Registration Statement is signed by the principal accounting officer of the Company.

The Company confirms that its Chief Financial Officer is its principal accounting officer and has clarified the signature page of the Registration Statement accordingly.

4.

Prior to requesting effectiveness of the Registration Statement, please include powers of attorney granted as of a date within six months of the requested date of effectiveness for each signatory on whose behalf the Registration Statement is signed pursuant to a power of attorney.

The Company has filed as an exhibit to Pre-Effective Amendment No. 3 to the Registration Statement a power of attorney as of a date within six months of the date of filing.

* * *

July 14, 2025

Please telephone me at 312-407-0641 with any questions or comments you may have.

Sincerely,

/s/ Kevin T. Hardy

cc:	Crescent Capital BDC, Inc.
Jason A. Breaux
Gerhard Lombard
George Hawley